Exhibit 17.1

Stuart Kosh Letter of Resignation dated December 8, 2007.

Date: December 8, 2007

From: Stuart Kosh, VoIP, Inc. Director

Subject: Letter of Resignation

To: VoIP, Inc. Board of Directors, and CEO

Dear Friends,

It is with a very sad and disappointed heart that I provide you with my letter of resignation effective immediately. This action is a result of my own conflicts with personal family matters.

/s/ Stuart Kosh	Date: December 8, 2007
Stuart Kosh Director